UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

COREL CORPORATION
 (Name of the Issuer)

COREL CORPORATION
(Name of Person(s) Filing Statement)

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

21869X103
(CUSIP Number of Class of Securities)

Kris Hagerman
Chief Executive Officer
Corel Corporation
1600 Carling Ave
Ottawa, Ontario
Canada A6 K1Z 8R7
(650) 930-5826

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Barry J. Reiter	Joel I. Greenberg	Gregory C. Smith
Bennett Jones LLP	Kaye Scholer LLP	Woodside Counsel, P.C.
3400 One First Canadian Place	425 Park Avenue	203 Redwood Shores Parkway
Toronto Ontario	New York, NY 10022-3598	Redwood Shores, CA 94065
M5X 1A4 Canada	(212) 836-8201	(650) 632-1690
(416) 777-6500

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   ☐

Check the following box if this is a final amendment reporting the results of the transaction.  ☐

CALCULATION OF FILING FEE
Transaction valuation(1)	Amount of filing fee(2)
$4,241,728.00	$236.69

(1)
Calculated solely for purposes of determining the filing fee. The transaction value is calculated by multiplying (i) the sum of (A) 767,807, which is the difference between 26,043,888, the number of Shares outstanding as of December 4, 2009, and 25,276,081, the number of Shares beneficially owned by Corel Holdings, L.P. and (B) 292,625, which is the number of Shares issuable upon the exercise of outstanding options that are vested and exercisable as of December 4, 2009 with an exercise price less than $4.00 (“in-the-money” options) by (ii) $4.00, which is the per Share consideration to be provided to holders other than Corel Holdings, L.P. upon consummation of the transaction.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2010 issued by the Securities and Exchange Commission on September 28, 2009, by multiplying the transaction valuation by 0.0000558.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,666.31
Form or Registration No.:	SC TO-T
Filing Party:	Corel Holdings, L.P.
Date Filed:	October 28, 2009
Amount Previously Paid:	$271.33
Form or Registration No.:	SC TO-T/A
Filing Party:	Corel Holdings, L.P.
Date Filed:	November 12, 2009

INTRODUCTION

This Amendment No. 5 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 13E-3”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2009 by Corel Corporation, a Canadian corporation (the “Company” or “Corel”), relating to the tender offer, as amended, by Corel Holdings, L.P. (the “Offeror”), a holding company organized by VCP II International LLC, a manager of private equity funds (together with its affiliates, including the Offeror, “Vector”) in the Cayman Islands for the purpose of holding the Company’s common shares, no par value per share (“Shares”), to acquire all of the issued and outstanding Shares not already owned by Vector for $4.00 per Share upon the terms and subject to the conditions specified in the Amended and Restated Offer to Purchase, dated November 16, 2009 (together with the exhibits and annexes thereto and as amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, each as previously filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement filed by the Offeror with the SEC under cover of Schedule TO (as amended and supplemented from time to time).  Pursuant to the tender offer, the Offeror acquired 7,618,467 Shares of the Company.

This Amendment relates to the consolidation (the “Consolidation”) contemplated by the attached Definitive Proxy Statement on Schedule 14A filed on December 29, 2009 (the “Definitive Proxy Statement”). The Consolidation is the second and final step in the Offeror’s acquisition of the Company.  As of the effective time of the Consolidation, Shares will be consolidated on the basis of every 871,589 Shares into one (1) new Share (“New Common Share”).  Fractional New Common Shares will not be issued.  Shareholders of the Company (“Shareholders”) who do not hold sufficient Shares to qualify for the issuance of New Common Shares pursuant to the Consolidation will receive cash consideration equal to the consideration paid under the tender offer, or U.S. $4.00, in respect of each pre-Consolidation Share held in lieu of any fractional shares otherwise issuable as a result of the Consolidation.  The Purchaser is the only Shareholder that holds a sufficient number of shares to receive New Common Shares pursuant to the Consolidation.

Concurrently with the filing of this Amendment, the Company is filing with the SEC the Definitive Proxy Statement relating to the special meeting of Shareholders at which the Shareholders will be asked to consider and vote upon the proposal to approve the special resolution authorizing the Consolidation.

The information contained in the Definitive Proxy Statement, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Amendment are qualified in their entirety by the information contained in the Definitive Proxy Statement and the appendices thereto.

This Schedule 13E-3 is hereby amended by replacing each reference to “Proxy Statement” as set forth herein with the term “Definitive Proxy Statement”.

Item 16: Exhibits.

The information included in and incorporated by reference into Item 16 of the Schedule 13E-3 is amended and supplemented with the following:

Exhibit Number	Description
(a)(1)(ii)	The Definitive Proxy Statement of Corel Corporation, as filed with the SEC on Schedule 14A by Corel Corporation on December 29, 2009, incorporated herein by reference.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: December 29, 2009

Corel Corporation

By: /s/ Kris Hagerman Kris Hagerman Chief Executive Officer

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